OMB APPROVAL OMB Number: 3235-0359 Expires: December 31, 2014 Estimated average burden hours per response 1.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management  Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-l  [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811-21720				Date examination completed: May 4, 2012
2. State identification Number:
AL 40189	AK 60065213	AZ 53993	AR 60023677	CA N/A	CO 1C2006-29-973
CT 1058171	DE 65369	DC 60038135	FL N/A	GA SC48897	HI N/A
ID 65193	IL 60017858	IN N/A	IA 1-74129	KS 2010S0000772	KY 60022203
LA 142663	ME 10024959	MD SM20090973	MA 60142920	MI 953411	MN R47863.8
MS 60052541	MO R2010-139	MT 67746	NE 77102	NV N/A	NH MF09-0003753
NJ MF7297	NM 33803	NY S32-51-39	NC 26267	ND BF675	OH 81685
OK 1C2197848	OR 2009-1733	PA 2005-07-040MF	RI N/A	SC MF18066	SD 47530
TN RM11-0823	TX 90479	UT 007-1188-43	VT 5/31/11-10	VA 146434	WA 60047816
WV MF69831	WI 573408-03	WY 24269	PUERTO RICO S-38540
Other (specify):
3. Exact name of investment company as specified in registration statement: The Currency Strategies Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 450 Wireless Blvd., Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

May 4, 2012

We, as members of management of The Currency Strategies Fund (the “Fund”), a series of the Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of January 31, 2012, and from January 4, 2012 through January 31, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of January 31, 2012 and from January 4, 2012 through January 31, 2012, with respect to securities reflected in the investment accounts of the Fund.

/s/ Andrew Rogers

President

/s/ Kevin Wolf

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Currency Strategies Fund, a series of the Northern Lights Fund Trust (the “Fund”), complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of January 31, 2012 and from January 4, 2012 through January 31, 2012.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of January 31, 2012, and with respect to agreement of security purchases and sales, for the period from January 4, 2012 through January 31, 2012:

•

Confirmation of all securities held by First National Bank of Omaha (“Custodian”).

•

Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC.

•

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•

Reconciliation of all such securities to the books and records of the Fund and the Custodian.

•

Agreement of two security purchases and two security sales or maturities for the Fund since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of January 31, 2012 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Westlake, Ohio

May 4, 2012